February 4, 2011

Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549

RE:	Cyberonics, Inc. (the "Company")
Form 10-K for the fiscal year ended April 30, 2010
Filed June 17, 2010
Form 10-Q for the fiscal quarter ended October 29, 2010
Form 8-K dated November 22, 2010
File No. 000-19806

Dear Mr. Cascio:

Set forth below are the Company's responses to the comment contained in the letter from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated January 25, 2011 (the "Comment Letter).  For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the Comment Letter.

 Form 10-K for the fiscal year ended April 30, 2010

 Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

 Significant Accounting Policies and Critical Accounting Estimates, page 33

1.
We see that you reference your significant accounting policies discussed in the notes to the consolidated financial statements rather than providing a separate discussion of your critical accounting policies.  In future filings please provide a discussion of your critical accounting policies including judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.  For example, it appears that the accounting for stock based compensation, income taxes, tangible and intangible property, warranty liability, derivative contracts and revenue recognition may involve substantial estimates and judgment.  Critical accounting policy disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements.  The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance.  Refer to FR-72 and SEC Release No. 33-8040.

100 Cyberonics Blvd. | Houston, TX 77058 | Tel: (800) 332-1375 | Fax: (281) 218-9332
Belgicastraat 9 | 1930 Zaventem | Belgium | Tel: 32 2 720 95 93 | Fax: 32 2 720 60 53

Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
February 4, 2011

Response: Management will expand the discussion of critical accounting policies in future filings with respect to judgments and uncertainties that may materially impact amounts reported. In particular, the expanded discussion will include the estimates and judgment surrounding intangible assets, stock-based compensation, income taxes and revenue recognition in compliance with FR-72 and SEC Release No. 33-8040.

 Non-GAAP Financial Measures, page 37

2.
We reference the disclosure that you "also use" earnings before interest, other income (expense), the income tax provision, depreciation and amortization, non-cash equity compensation and gain on early extinguishment of Convertible Notes to arrive at adjusted non-GAAP EBITDA.  In future filings please include a statement of the reasons why you believe that presentation of the non-GAAP financial measures provide useful information to investors regarding the registrant's financial condition and results of operations and a statement disclosing the additional purposes, if any, for which you use the non-GAAP financial measure, as required by Item 10(e)(1) of Regulation S-K.  Please also clarify if you present adjusted non-GAAP EBITDA as a liquidity measure or a performance measure and how the presentation complies with Question 102.09 of the CD&I on Non-GAAP Financial Measures as updated on January 15, 2010.

Response: Management will include a statement in future filings as to our reasons that non-GAAP financial measures provide useful information to investors, including information concerning the Company’s consolidated financial condition, results of operations, and, in addition, will disclose any additional purposes for which we use the non-GAAP financial measure. The non-GAAP financial measures are used as a performance measure, and therefore management believes the presentation is compliant with Question 102.09 of the CD&I on Non-GAAP Financial Measures as updated on January 15, 2010.

3.
As a related matter, we see that you reconcile adjusted non-GAAP EBITDA to income from operations.  Please tell us how you considered Question 103.02 of the CD&I on Non-GAAP Financial Measures as updated on January 15, 2010 which states that EBITDA should be reconciled to net income as presented in the statement of operations under GAAP.  Please note that operating income would not be considered the most directly comparable GAAP financial measure because adjusted EBITDA includes adjustments for items that are not included in operating income.

100 Cyberonics Blvd. | Houston, TX 77058 | Tel: (800) 332-1375 | Fax: (281) 218-9332
Belgicastraat 9 | 1930 Zaventem | Belgium | Tel: 32 2 720 95 93 | Fax: 32 2 720 60 53

Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
February 4, 2011

Response: In future filings, management will reconcile adjusted non-GAAP EBITDA to net income in accordance with Question 103.02 of the CD&I on Non-GAAP Financial Measures as updated on January 15, 2010.  .

 Liquidity and Capital Resources - Operating Activities, page 38

4.
We see that you experienced a $5 million increase in accrued liabilities at April 30, 2010 compared to April 24, 2009, primarily due to an increase in payroll and other compensation.  In future filings please provide a discussion of the underlying reasons for significant increases in operating assets and liabilities that impact cash flows from operating activities.

Response: In future filings, we will provide a discussion of the underlying reasons for significant changes to operating assets and liabilities that impact cash flows from operating activities. With respect to accrued liabilities at April 30, 2010 compared to April 24, 2009, the Company changed the timing of corporate bonuses (non-executive) to an annual determination and payment rather than semi-annually. In addition, the Company achieved higher sales in the fourth quarter of fiscal 2010, resulting in a higher accrual for commission payable at April 30, 2010 compared to April 24, 2009. Further, the timing of our regular payroll resulted in additional accrual in fiscal 2010 as compared to fiscal 2009.

5.
We see from page F-9 that you settled $8.9 million of warranty liabilities during fiscal year 2010, which represented approximately 7% of outstanding liabilities.  Please clarify if there were any significant cash expenditures or settlement that impacted your operations during the year.  Future filings should also include enhanced disclosure of any significant changes in warranty provisions.

Response: We have not historically experienced significant cost related to warranty and there were no significant cash expenditures or settlement that impacted our operations during fiscal 2010.  The settlement of warranty liabilities on page F-9 is $8,903 rather than $8.9 million, and is considered to be immaterial.  In future filings, we will include disclosure of any significant changes in warranty provisions should they arise.

100 Cyberonics Blvd. | Houston, TX 77058 | Tel: (800) 332-1375 | Fax: (281) 218-9332
Belgicastraat 9 | 1930 Zaventem | Belgium | Tel: 32 2 720 95 93 | Fax: 32 2 720 60 53

Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
February 4, 2011

 Consolidated Financial Statements

 Note 1.  Revenue Recognition, page F-8

6.
We see that you recognize revenue when title and risk of loss transfers to the customers, providing there are no remaining performance obligations or matters requiring customer acceptance.  Please tell us what performance obligations may impact the timing of revenue recognition and the type of matters that may require customer acceptance.  Future filing should also include enhanced disclosure.

Response: There are no performance obligations that may impact the timing of revenue recognition with respect to products.  Such revenue consists primarily of leads and generators sold to either hospitals or international distributors, and is recognized when title to the goods and risk of loss transfers to the customer. In most of our product sales, title transfers upon shipment.  For a limited number of customers, title does not transfer until it reaches the customer.  We have no remaining performance obligations after title transfers to our customer.

Our revenue recognition policy has been written in the current manner in an effort to clarify and disclose that no revenue would be recognized if such performance obligations or customer acceptance provisions precluded such recognition.  We will revise this disclosure in future filings in order to more clearly describe our policy.

 Note 10.  Stock Incentive and Purchase Plans, page F-14

7.
We see that you use implied volatility to estimate your expected volatility.  Please tell us how the use of implied volatility is appropriate under the guidance set forth in FASB ASC 718-10-55-35 through 51 and SAB Topic 14D-1.

Response: Our use of the word “implied” in this context is inaccurate and will be replaced in future filings by the word “expected”. We do not rely solely on implied volatility to estimate our expected volatility.  Rather, we estimate expected volatility based on an average of historic and implied volatility over the expected life of the stock option, in accordance with the guidance set forth in FASB ASC 718-10-55-35 through 51 and SAB Topic 14D-1.

 Note 12.  Income Taxes, page F-21

8.
We see that you released a substantial portion of your valuation allowance during fiscal year 2010 due to your evaluation of projected future taxable income.  Please clarify how you analyzed the provisions of FASB ASC 740-10-30-16 through 25 in determining that it is more likely than not that the deferred tax assets will be fully utilized against future income taxes.  In future filings please highlight the specific changes in assumptions, business operations and environmental factors that resulted in the tax benefit being recorded in the current year.

100 Cyberonics Blvd. | Houston, TX 77058 | Tel: (800) 332-1375 | Fax: (281) 218-9332
Belgicastraat 9 | 1930 Zaventem | Belgium | Tel: 32 2 720 95 93 | Fax: 32 2 720 60 53

Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
February 4, 2011

Response: During the first two quarters of fiscal year 2010, the Company continued to experience increased profitability.  The increased profitability resulted from an overall strategy change where the Company enhanced its focus on developing and selling its epilepsy devices and reduced its efforts to penetrate the depression market.  As a result of the new strategy, the Company reduced its operating costs while revenue benefited from higher volumes and higher sales prices.  Due to the positive results experienced in fiscal year 2009 and first half of fiscal year 2010, management updated its forecast for the remainder of fiscal year 2010 and future periods.  Pursuant to the provisions FASB ASC 740-10-30-16 through 25, management evaluated the revised forecast along with other positive and negative evidence to determine whether a portion of the valuation allowance should be released. This evidence included:

· Profitability in the most recent fiscal year - fiscal 2009

· Confidence in forecasts of profitability for fiscal 2010

· Internal projections of profitability through fiscal 2013

· Time limitations on utilization of tax losses was not a limiting factor

· Relatively short history of profitability for the company

· Size of deferred tax asset relative to profitability

· Potential of increasing competition

· Uncertainties of healthcare reform

· Uncertain economic conditions prevailing at the time

In addition, management developed a schedule outlining the reversal of its deferred tax assets and liabilities, including timing of recovery of net operating losses through projections of future operating results.  After considering all positive and negative evidence, management concluded in the second quarter of fiscal 2010 that it was more likely than not that a portion of the valuation allowance should be released.

 Note 15.  Litigation, page F-25

9.
We reference from the disclosure here and on page 17 that you are currently named as a defendant in several product liability lawsuits in the U.S. and Europe.  Please tell us where you have provided all of the disclosures required by FASB ASC 450-20-50-2 through 8, including the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

100 Cyberonics Blvd. | Houston, TX 77058 | Tel: (800) 332-1375 | Fax: (281) 218-9332
Belgicastraat 9 | 1930 Zaventem | Belgium | Tel: 32 2 720 95 93 | Fax: 32 2 720 60 53

Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
February 4, 2011

Response: Although management has included a general disclosure regarding its potential litigation exposure, no cases, individually or in the aggregate, are considered material to the consolidated financial statements. As a result, disclosure regarding the nature of the contingencies and the range of potential loss was not considered necessary in order to preclude the financial statements from being misleading.

Specifically, at fiscal year end, the Company was named as a defendant in three (3) product liability lawsuits alleging that the Company’s products were defective and caused injury. Based on information available prior to the issuance of the Company’s financial statements, the Company did not believe that there was a reasonable possibility that a loss may have been incurred in the lawsuits, or that a possible loss or range of loss from the lawsuits could be estimated or was material.  Accordingly, neither a further contingency disclosure, nor an accrual, was warranted.

Depending on the specific facts and circumstances, the Company has, in certain situations, elected to settle immaterial lawsuits out of court for insignificant amounts.  The Company had no intention of settling any of the three lawsuits pending at fiscal year end. Further, as noted on page 17, the Company maintains indemnity insurance coverage for product liability losses, subject to a self-insured retention.

Form 10-Q for the fiscal quarter ended October 29, 2010

 Note 3.  Long-Term Investments, page 7

10.	In future filings please disclose the conversion terms for your convertible debt securities.

Response:  In future filings, management will disclose the conversion terms of its investment of $5 million in convertible debt securities. The key terms include: (i) a maturity date of May 31, 2013, (ii) interest rate of 6%, payable either at, maturity, or conversion, and (iii) mandatory conversion at the next round of financing, if not repaid earlier.

 Note 4.  Fair Value Measurements, page 8

11.	In future filings please disclose the level inputs and valuation technique(s) used to measure fair value of your convertible debt securities, Please refer to FASB ASC 820-10-50-2(e).

Response: In future filings, management will expand the disclosure of level inputs and valuation technique used in measuring the fair value of convertible debt securities in accordance with FASB ASC 820-10-50-2 (e).

100 Cyberonics Blvd. | Houston, TX 77058 | Tel: (800) 332-1375 | Fax: (281) 218-9332
Belgicastraat 9 | 1930 Zaventem | Belgium | Tel: 32 2 720 95 93 | Fax: 32 2 720 60 53

Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
February 4, 2011

 Contractual Obligations, page 27

12.
We see from page 13 that you have an uncertain tax position contingency as of October 29, 2010 of $6.2 million.  Please tell us why you have not presented this amount as a contractual obligation or at a minimum disclosed the nature and amount in the footnotes to the contractual obligations table.

Response: Management believes that, given the substantial net operating loss carry forwards relative to current and projected future taxable income and related uncertainties, the Company is unlikely to make material income tax payments before fiscal 2014. As a result, the contractual obligations table did not include the uncertain tax position contingency due to the uncertainty surrounding future timing and amount to be paid. Management will disclose the nature and amount of the uncertain tax position contingency in the footnotes to the contractual obligations table in future filings.

 Form 8-K dated November 22, 2010

 Exhibit 99.1

13.
We see on the first page of your press release you highlight "EBITDA of $15.4 million, an increase of 29%."  We see from the reconciliation on the last page of the press release that the previously discussed "EBITDA" actually represents Adjusted EBITDA, which adds back the effect of stock based compensation.  In future press releases, please consistently label any non-GAAP measure throughout the release as "adjusted" or "non-GAAP."

Response: Management will ensure that future press releases are correctly and consistently labeled.

Additionally, in making the responses contained in this letter to the comments of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing made pursuant to this response letter;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

100 Cyberonics Blvd. | Houston, TX 77058 | Tel: (800) 332-1375 | Fax: (281) 218-9332
Belgicastraat 9 | 1930 Zaventem | Belgium | Tel: 32 2 720 95 93 | Fax: 32 2 720 60 53

Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
February 4, 2011

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or with respect to this filing to the undersigned at (281) 228-7275.

Very truly yours,

/s/ Gregory H. Browne
Vice President, Finance
and Chief Financial Officer
(Duly Authorized Officer and Principal FinancialOfficer)

100 Cyberonics Blvd. | Houston, TX 77058 | Tel: (800) 332-1375 | Fax: (281) 218-9332
Belgicastraat 9 | 1930 Zaventem | Belgium | Tel: 32 2 720 95 93 | Fax: 32 2 720 60 53